ANNUAL INFORMATION FORM
INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario
M9W 5X2
CANADA
Tel: (416) 798-3001
Fax: (416) 798-3007
February 27, 2017

TABLE OF CONTENTS

Page
REFERENCE INFORMAITON	1
FORWARD-LOOKING INFORMATION	1
TRADEMARKS	3
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
CODE OF CONDUCT	25
RISK FACTORS	25
DIVIDENDS	47
CAPITAL STRUCTURE	47
MARKET FOR SECURITIES	49
DIRECTORS AND OFFICERS	51
AUDIT COMMITTEE	52
EXTERNAL AUDITOR SERVICE FEES	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	57
TRANSFER AGENTS AND REGISTRARS	57
MATERIAL CONTRACTS	57
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	59
SCHEDULE A - AUDIT COMMITTEE CHARTER	A1

-i-

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL INFORMATION FORM
For the Fiscal Year Ended November 30, 2016
REFERENCE INFORMATION
In this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.
Unless otherwise stated, the information contained herein is as of November 30, 2016. All currency figures herein are in U.S. dollars, unless otherwise noted.
Any reference in this annual information form to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.
In this annual information form, we refer to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.
FORWARD-LOOKING INFORMATION
Certain statements in this annual information form constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.
Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the difficulty in predicting the timing and results of any product launches and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include, but are not limited to:

●
the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
●
our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
●
the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
●
the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
●
our selection and licensing of products and product candidates;
●
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
●
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
●
our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
●
the rate and degree of market acceptance of our products;
●
delays that may be caused by changing regulatory requirements;
●
the difficulty in predicting the timing of regulatory approval and launch of competitive products;
●
the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
●
the inability to forecast wholesaler demand and/or wholesaler buying patterns;
●
the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
●
the timing and amount of insurance reimbursement for our products;
●
changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;
●
changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
●
the success and pricing of other competing therapies that may become available;
●
our ability to retain and hire qualified employees;
●
the availability and pricing of third-party sourced products and materials;

●
challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;
●
the manufacturing capacity of third-party manufacturers that we may use for our products;
●
the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses;
●
difficulties, delays or changes in the FDA approval process or test criteria for abbreviated new drug applications (“ANDAs”) and new drug applications (“NDAs”);
●
challenges in securing final FDA approval for our product candidates, including Rexista™ in particular, if a patent infringement suit is filed against us, which could delay the FDA’s final approval of such product candidates;
●
healthcare reform measures could hinder or prevent the commercial success of our products and product candidates;
●
the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties;
●
risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
●
risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.
Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of this annual information form, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Nothing contained in this Annual Information Form should be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.
TRADEMARKS
IntellipharmaceuticsTM, HypermatrixTM, Drug Delivery EngineTM, IntelliFoamTM, IntelliGITransporterTM, IntelliMatrixTM, IntelliOsmoticsTM, IntelliPasteTM, IntelliPelletsTM, IntelliShuttleTM, RexistaTM, nPODDDSTM, PODRASTM and RegabatinTM are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this annual information form, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this annual information form are the property of their respective holders.
CORPORATE STRUCTURE
Intellipharmaceutics was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.
The following chart shows the corporate relationship structure of Intellipharmaceutics and its three wholly-owned subsidiaries, including jurisdictions of incorporation, as at November 30, 2016.

Intellipharmaceutics International Inc. (Canada)
100%
64.3%
100%
Vasogen, Corp. (Delaware)
Intellipharmaceutics Ltd. (Delaware)
35.7%
Intellipharmaceutics Corp. (Nova Scotia)

Our registered and principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2. Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.
We are currently a “reporting issuer” in all of the provinces and territories of Canada.
Our website is www.intellipharmaceutics.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.
GENERAL DEVELOPMENT OF THE BUSINESS
We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented HypermatrixTM technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one Abbreviated New Drug Submission (“ANDS”) filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.
Overview of Recent Corporate Developments
In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 mg and 750 mg strengths. Our newly approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the United States by Bristol-Myers Squibb. We are actively evaluating options to realize commercial returns from this new approval.
In February 2017, the FDA accepted for filing the NDA we filed in November 2016 seeking authorization to market our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths. The FDA has determined that our application is sufficiently complete to permit a substantive review, and has set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of September 25, 2017. Rexista™ is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015.
In January 2017, our U.S. commercialization partner, Par Pharmaceutical, Inc. (“Par”), launched the 25 and 35 mg strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA had recently granted final approval to Par’s ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. The Company expects sales of the 25 and 35 mg strengths to significantly improve its revenues in 2017. As the first-filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for these strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. Under the Par agreement, we receive calendar quarterly profit-share payments on Par's U.S. sales of generic Focalin XR®.
In December 2016, U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of "Compositions and Methods for Reducing Overdose". The issued patents cover aspects of the Company's Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology, which is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate Rexista™ product candidate.
In October 2016, we entered into a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”), granting Mallinckrodt an exclusive license to market, sell and distribute in the United States the following extended release drug product candidates (the “licensed products”) for which Intellipharmaceutics has ANDAs filed with the FDA:
●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) — ANDA Tentatively Approved by FDA
●
Desvenlafaxine extended-release tablets (generic Pristiq®) — ANDA Under FDA Review
●
Lamotrigine extended-release tablets (generic Lamictal® XR™) — ANDA Under FDA Review
Under the terms of this 10-year agreement, the Company received a non-refundable up-front payment of $3 million in October 2016. In addition, the Mallinckrodt agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to us). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that we will be its sole supplier of the licensed products marketed in the U.S.
In October 2016, the Company received tentative approval from the FDA for its ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The Company's tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. We believe that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength.

We and our marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of all such strengths upon their respective final FDA approvals. (See “Our Products and Product Candidates” commencing on page 11 for further details on the Company’s generic Seroquel®.)
In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted us a waiver of the $1,187,100 application fee for Rexista™.
In July 2016, we announced the results of a food effect study conducted on its behalf for Rexista™. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that RexistaTM can be administered with or without a meal (i.e., no food effect). Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of RexistaTM taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Rexista™ is well differentiated from currently marketed oral oxycodone extended release products.
In June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
In February 2016, we announced that the FDA granted final approval of our ANDA for levetiracetam extended release tablets for the 500 and 750 mg strengths. Our approved product is the generic equivalent of the branded product KeppraXR® sold in the U.S. by UCB, Inc. KeppraXR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are actively exploring the best approach to commercialize the product.
In January 2016, we announced that pivotal bioequivalence trials of our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets), dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our RexistaTM to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for RexistaTM vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies. The FDA notification is significant as it provides a basis for an accelerated development plan for our RexistaTM product candidate, without the need for more costly and time consuming Phase III studies.
We are unable to state or estimate an actual launch date of any or all remaining strengths of Par’s generic Focalin XR®. In addition, there can be no assurance as to when or if any of the above-mentioned licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized, that our approved generic version of Keppra XR® or Glucophage® XR will be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.
History
On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”) that resulted in the October 22, 2009 combination of IPC Ltd. and Intellipharmaceutics Corp. with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP (the “IPC Arrangement Transaction”). The completion of the IPC Arrangement Transaction on October 22, 2009 resulted in the formation of the Company, which is incorporated under the laws of Canada. The common shares of the Company are traded on the TSX and NASDAQ.
Our Strategy
Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.
The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both RexistaTM and Regabatin™. The technology that is central to our abuse deterrent formulation of RexistaTM is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.
In addition, our PODRAS™ delivery technology was initially introduced to enhance our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS technology are covered by U.S. and Canadian patents recently issued in respect of “Compositions and Methods for Reducing Overdose.”
The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.
An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.
The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:
●
For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.
●
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.
●
Some of our technologies are also focused on the development of abuse-deterrent and overdose preventative pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.
We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our Drug Delivery Technologies
HypermatrixTM
Our scientists have developed drug delivery technology systems, based on the HypermatrixTM platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.
This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The HypermatrixTM technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.
nPODDDSTM
In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the Company’s nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.
PODRASTM
Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected.
We are currently working on an alternate RexistaTM product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent RexistaTM development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

In December 2016, we announced that U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRAS™ platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. The issuance of these patents provides us the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate RexistaTM product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.
The HypermatrixTM Family of Technologies
Our platform of HypermatrixTM drug delivery technologies include, but are not limited to, IntelliFoamTM, IntelliGITransporterTM, IntelliMatrixTM, IntelliOsmoticsTM, IntelliPasteTM, IntelliPelletsTM, IntelliShuttleTM, nPODDDSTM and PODRAS™. Some of their key attributes are described below.
These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the API in the GIT. At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of neurological, cardiovascular, GIT, diabetes, pain and other significant indications.
IntelliFoamTM
The IntelliFoamTM technology is based on the drug active being embedded in, but separate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active. The drug actives are embedded in a resin polymer matrix.
IntelliGITransporterTM
The IntelliGITransporterTM technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure. A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose. We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation. It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.
IntelliMatrixTM
The IntelliMatrixTM technology is a proprietary blend of several polymers. Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT. This is most useful for drugs which require precisely controlled first-order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmoticsTM
The IntelliOsmoticsTM technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics. These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains. When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer. Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain. This permits control of the rate of release of the drug active by the variation of polymer ratios. This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first-order. This type of release control can be useful when attempting to match difficult profiles for generic formulation.
IntelliPasteTM
The IntelliPasteTM technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPasteTM is the Company’s preferred delivery technology for the controlled delivery of opiates, narcotics and other central nervous system drug products which are susceptible to unlawful diversion or abuse.
IntelliPelletsTM
The IntelliPelletsTM technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule. Each type (population) may be uniquely different from the other in the manner or rate it releases the drug. Our IntelliPelletsTM technology is designed to control, prolong, delay or modify the release of drugs. It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time). This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.
IntelliShuttleTM
The IntelliShuttleTM technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself. This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect. This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.
Each of the above-noted proprietary technologies was fully developed and ready for application to client drug delivery requirements from the date of our inception. Each of them has been utilized and applied to client drug delivery requirements under our existing and previous development contracts; in several instances more than one technology has been applied to a single drug development. We continue to develop all of our existing technologies and to conduct the necessary research to develop new products and technologies.
Our Products and Product Candidates
The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$787	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 mg and 750 mg strengths from FDA	ANDA	$150	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$648	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$336	Intellipharmaceutics
Metformin hydrochloride extended-release tablets (500 and 750 mg only)	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$591 (500 and 750 mg only)	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received tentative FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$1,039	Intellipharmaceutics and Mallinckrodt
Lamotrigine extended-release tablets	Lamictal® XRTM	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$519	Intellipharmaceutics and Mallinckrodt
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$889	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended release tablets	Oleptro®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$233	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application filed with FDA November 2016 for 7 strengths	NDA 505(b)(2)	$2,116	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$4,237	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$867	Intellipharmaceutics
Notes:
(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.
(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2017 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.
(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.
We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.
Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)
Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into a license and commercialization agreement with Par (as amended, the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.
We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the U.S. complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. We expect sales of the 25 and 35 mg strength to significantly improve our revenues in 2017. Under the Par agreement, we receive calendar quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.
Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)
We received final approval from the FDA in February 2016 for the 500 mg and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are actively exploring the best approach to maximize the commercial returns from the new approval. There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

Metformin hydrochloride – Glucophage® XR (a registered trademark of the brand manufacturer)
We received final approval from the FDA in February 2017 for the 500 mg and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. We are actively evaluating options to realize commercial returns from this new approval. There can be no assurance that our metformin extended-release tablets for the 500 mg and 750 mg strengths will be successfully commercialized.
Rexista™ (Abuse Deterrent Oxycodone Hydrochloride Extended Release Tablets)
One of our non-generic products under development is our Rexista™ (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Rexista™ formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our Rexista™ formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye may act as a deterrent if abused orally or via the intra-nasal route and may also serve as an early warning mechanism to flag potential misuse or abuse.
In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which Rexista™ was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).
In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.
In January 2016, we announced that pivotal bioequivalence trials of Rexista™, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of Rexista™ to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs. Oxycontin®, are within the interval of 80% to 125% required by the FDA with a confidence level exceeding 90%.
Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Rexista™. The FDA notification is significant as it provides a basis for an accelerated development plan for our Rexista™ product candidate, without the need for more costly and time consuming Phase III studies.
In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to Rexista™. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,817,100 application fee for Rexista™.

In July 2016, the Company announced the results of a food effect study conducted on its behalf for Rexista™. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Rexista™ can be administered with or without a meal (i.e., no food effect). Rexista™ met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Rexista™ taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that Rexista™ is well differentiated from currently marketed oral oxycodone extended release products.
In November 2016, we filed an NDA seeking authorization to market our Rexista™ (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths. In February 2017, the FDA accepted for filing this NDA. The FDA has set a PDUFA target action date of September 25, 2017. The submission is supported by pivotal pharmacokinetic studies that demonstrated that Rexista™ is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015.
Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. The FDA has accepted the filing for further review. We have, within the period provided in Paragraph IV, notified the brand owner of Oxycontin®, and all holders of the Oxycontin® patents listed in the Orange Book that we have filed an NDA with the FDA for marketing approval for Rexista™, and have certified that Rexista™ would not infringe the Oxycontin® patents or that the Oxycontin® patents are invalid. This notice may give rise, within a prescribed time of 45 days, to patent infringement litigation against us by the owner of the branded product Oxycontin® and by the holders of the Oxycontin® patents. If such litigation is instituted within the prescribed time limits, the FDA will be stayed for 30 months from the date of such notice from granting final marketing approval to us for Rexista™, unless prior to the expiry of such 30 months all parties settle the litigation in such way as to permit the marketing of Rexista™ (if then approved), or there is a final decision of the courts that either the Oxycontin® patents were not valid or that Rexista™ did not infringe the Oxycontin® patents.
The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. The Company adhered to the April 2015 guidance document in pursuing various abuse deterrent label claims when filing its NDA for Rexista™.
We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards abuse-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products, if approved for sale, may enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.
There can be no assurance that we will not be required to conduct further studies for Rexista™, that the FDA will ultimately approve our NDA for the sale of Rexista™ in the U.S. market, or that it will ever be successfully commercialized.
Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)
In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca.
Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we are permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. We believe that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. If we receive final approval to launch our generic version of the 50, 100, 200, 300, and 400 mg strengths of Seroquel XR® six months after the date of launch by the respective first filers, we and our marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of these strengths upon final approval. There can be no assurance that our quetiapine fumarate extended-release tablets in any of the 50, 150, 200, 300 and 400 mg strengths will receive final FDA approval, or if approved, that they will be successfully commercialized.
In October 2016, we announced the Mallinckrodt agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release licensed products for which we have ANDAs filed with the FDA:
●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
●
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
●
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to us). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. There can be no assurance as to when or if our quetiapine fumarate extended-release tablets will receive final FDA approval or that, if so approved, the product will be successfully commercialized and produce significant revenues for us.
Regabatin™ XR (Pregabalin Extended-Release)
Another Intellipharmaceutics non-generic controlled-release product under development is RegabatinTM XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.
In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.
In March 2015, the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.
There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.
Intellectual Property
Proprietary rights are an important aspect of our business. These include know-how, trade secrets and patents. Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers. We also seek patent protection for inventive advances which form the bases of our drug delivery technologies. With respect to particular products, we may seek patent protection on the commercial composition, our methods of production and our uses, to prevent the unauthorized marketing and sale of competitive products.
Patents which relate to and protect various aspects of our HypermatrixTM family of drug delivery technologies include the following U.S., Japanese, Chinese, Indian, Canadian and European patents which have been issued to us:
Country	Issue Date	Issue No.	Title
U.S.A.	Dec 20, 2016	9,522,119	Compositions and Methods For Reducing Overdose
U.S.A.	July 14, 2015	9,078,827	Pharmaceutical Composition Having Reduced Abuse Potential
U.S.A.	Aug 12, 2014	8,802,139	Proton Pump-Inhibitor-Containing Capsules Which Comprise Subunits Differently Structured For A Delayed Release Of The Active Ingredient
U.S.A	Dec 10, 2013	8,603,520	Oral Multi-functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors
U.S.A.	Mar 12, 2013	8,394,409	Controlled Extended Drug Release Technology
U.S.A	Mar 15, 2011	7,906,143	Controlled Release Pharmaceutical Delivery Device and Process for Preparation Thereof
U.S.A	Dec 28, 2010	7,858,119	Extended Release Pharmaceuticals
U.S.A	Aug 15, 2006	7,090,867	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A	Oct 5, 2004	6,800,668	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A	Nov 25, 2003	6,652,882	Controlled Release Formulation Containing Bupropion
U.S.A	Aug 19, 2003	6,607,751	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Gum
U.S.A	Nov 12, 2002	6,479,075	Pharmaceutical Formulations for Acid Labile Substances
U.S.A	Oct 2, 2001	6,296,876	Pharmaceutical Formulations for Acid Labile Substances
Japan	Aug 28, 2015	5,798,293	Pharmaceutical Composition Having Reduced Abuse Potential
Japan	Jan 17, 2014	5,457,830	Controlled Release Delivery Device Comprising An Organosol Coat
Japan	Aug 8, 2014	5,592,547	Drug Delivery Composition
Japan	Aug 30, 2013	5,349,290	Drug Delivery Composition
India	Feb 10, 2015	265,141	Pharmaceutical Composition Having Reduced Abuse Potential
Europe	Nov 26, 2014	2,007,360	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	May 26, 2015	2,579,382	Controlled Release Composition Using Transition Coating, And Method Of Preparing Same
Canada	Jan 28, 2014	2,571,897	Controlled Extended Drug Release Technology
Canada	Apr 8, 2014	2,576,556	Disintegrant Assisted Controlled Release Technology
Canada	Mar 11, 2014	2,648,280	Controlled Release Delivery Device Comprising an Organosol Coat
Canada	Jun 19, 2012	2,626,558	Pharmaceutical Composition having Reduced Abuse Potential
Canada	Sep 25, 2012	2,529,984	Oral Multi-Functional Pharmaceutical Capsule Preparations of Proton Pump Inhibitors

Country	Issue Date	Issue No.	Title
Canada	Feb 22, 2011	2,459,857	Combinatorial Type Controlled Release Drug Delivery Device
Canada	Mar 15, 2005	2,435,276	Syntactic Deformable Foam Compositions and Methods for Making
Canada	Nov 29, 2016	2,910,865	Compositions and Methods For Reducing Overdose
China	May 11, 2016	ZL200780019665.5	Drug Delivery Composition
China	Nov 25, 2016	ZL200780025611.X	Pharmaceutical Composition Having Reduced Abuse Potential
In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty – national stage processing and entry applications, relating to various aspects of our HyperMatrixTM drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.
Government Regulation
We focus on the development of both branded drug products (which require NDAs) and generic drug products (which require ANDAs). The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and other governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.
United States Regulation
New Drug Application
We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs, but follow a 505(b)(2) regulatory pathway, are subject to NDA procedures. These procedures for a new drug compound include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an IND, and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.
Preclinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.
A new formulation for an existing drug compound requires a 505(b)(2) application. This application contains full reports of investigations of safety and effectiveness but at least some information required for approval comes from studies not conducted by or for the applicant for which the applicant has not obtained a right of reference. A 505(b)(2) application is submitted when some specific information necessary for approval is obtained from: (1) published literature and/or (2) the FDA findings of safety and effectiveness for an approved drug. The FDA has implemented this approach to encourage innovation in drug development without requiring duplicative studies while protecting the patent and exclusivity rights for the approved drug. A 505(b)(2) application can be submitted for a

New Chemical Entity, a New Molecular Entity or any changes to previously approved drugs such as dosage form, strength, route of administration, formulation, indication, or bioinequivalence where the application may rely on the FDA’s finding on safety and effectiveness of the previously approved drug. In addition, the applicant may also submit a 505(b)(2) application for a change in drug product that is eligible for consideration pursuant to a suitability petition. For example, a 505(b)(2) application would be appropriate for a controlled-release product that is bioinequivalent to a reference listed drug where the proposed product is at least as bioavailable and the pattern of release is at least as favorable as the approved pharmaceutically equivalent product. A 505(b)(2) application may be granted three years of exclusivity if one or more clinical investigations, other than bioavailability/bioequivalence studies, was essential to the approval and conducted or sponsored by the applicant; five years of exclusivity granted if it is for a new chemical entity. A 505(b)(2) application may also be eligible for orphan drug and pediatric exclusivity.
A 505(b)(2) application must contain the following: (1) identification of those portions of the application that rely on the information the applicant does not have a right of reference, (2) identification of any or all listed drugs by established name, proprietary name, dosage form, strength, route of administration, name of the listed drug’s sponsor, and the application number if application relies on the FDA’s previous findings of safety and effectiveness for a listed drug, (3) information with respect to any patents that claim the drug or the use of the drug for which approval is sought, (4) patent certifications or statement with respect to any relevant patents that claim the listed drug, (5) if approval for a new indication, and not for the indications approved for the listed drug, a certification so stating, (6) a statement as to whether the listed drug has received a period of marketing exclusivity, (7) bioavailability/bioequivalence studies comparing the proposed product to the listed drug (if any) and (8) studies necessary to support the change or modification from the listed drugs or drugs (if any). Before submitting the application, the applicant should submit a plan to identify the types of bridging studies that should be conducted and also the components of application that rely on the FDA’s findings of safety and effectiveness of a previously approved drug product. We intend to generate all data necessary to support FDA approval of the applications we file. A 505(b)(2) application must provide notice of certain patent certifications to the NDA holder and patent owner, and approval may be delayed due to patent or exclusivity protections covering an approved product.
Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators who are experienced in conducting studies under “Good Clinical Practice” guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required.
We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.
Abbreviated New Drug Application
In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure is available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from Listed Drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.
The Generic Drug User Fee Amendments of 2012 (“GDUFA”) implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for Prior Approval Supplements, and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal years 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Patent Certification and Exclusivity Issues
ANDAs and/or NDAs, filed under Paragraph IV of the Hatch Waxman Act, which seek approval by a non-brand owner to market a generic version of a branded drug product prior to the expiry of patents owned or listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Listed Patents”) as applicable to the brand owner’s product, are required to include certifications pursuant to Paragraph IV that either the Listed Patents are invalid or that the applicant’s drug product does not infringe the Listed Patents. In such circumstances, the owner of the branded drug and/or the holder of the patents may commence patent infringement litigation against the applicant. In such a case, the FDA is not empowered to approve such pending ANDA or NDA until the expiry of 30 months from the commencement of such litigation, unless within such 30 month period the said patents are found to be invalid, or the drug product covered by the ANDA or NDA is finally found by a court not to infringe such patents.
Under the U.S. Food, Drug and Cosmetic Act (“FDC Act”), the first filer of an ANDA (but not an NDA) with a “non-infringement” certification is entitled, if its drug product is approved, to receive 180 days of market exclusivity. Subsequent filers of generic products, if non-infringing and approved by the FDA, are entitled to market their products six months after the first commercial marketing of the first filer’s generic product. A company having FDA approval and permission from the original brand owner is able to market an authorized generic at any time. The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first applicant amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or the first applicant fails to obtain tentative approval within 30 months after the date filed, unless failure is due to a change in review requirements. The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug. The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA. There can be no assurance that the FDA would accede to such a request if made.
Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses. Patents outside the United States may differ from those in the United States.
Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person’s proposed manufacture, use or sale of a product that could potentially prohibit such person’s proposed commercialization of a drug compound.
The FDC Act contains other market exclusivity provisions that offer additional protection to pioneer drug products which are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA for a generic of the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a “new chemical entity”. Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.
If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with current or future regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation
The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.
Investigational New Drug Application
Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”). This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug. If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.
New Drug Submission
Before selling a new drug in Canada, we must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“sNDS”) to the TPD and receive a Notice of Compliance (“NOC”) from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the TPD will issue an NOC for the new drug.
Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an ANDS. In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.
The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.
Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.
The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare. After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC. The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company’s proposed manufacture, use or sale of a product that could potentially prohibit such company’s proposed commercialization of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.
Additional Regulatory Considerations
Sales of our products by our licensees outside the United States and Canada will be subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.
Under the U.S. Generic Drug Enforcement Act, ANDA applicants (including officers, directors and employees) who are convicted of a crime involving dishonest or fraudulent activity (even outside the FDA regulatory context) are subject to debarment. Debarment is disqualification from submitting or participating in the submission of future ANDAs for a period of years or permanently. The Generic Drug Enforcement Act also authorizes the FDA to refuse to accept ANDAs from any company which employs or uses the services of a debarred individual. We do not believe that we receive any services from any debarred person.
In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.
Before medicinal products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country.
Competition
We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include medical technology, pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future, in development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products and product candidates.
Our drug delivery technologies may compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our products and product candidates. As a result, our products and product candidates may become non-competitive or obsolete.
We believe that our ability to successfully compete will depend on, among other things, the efficacy, safety and reliability of our products and product candidates, the timing and scope of regulatory approval, the speed at which we develop product candidates, our, or our commercialization partners’, ability to manufacture and sell commercial quantities of a product to the market, product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technologies, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.
Employees
As of November 30, 2016, we had 54 full-time employees, which is an increase from the 52 employees we had on November 30, 2015. Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

The nature of our business requires the recruitment and retention of a highly educated and skilled workforce, including highly qualified management, scientific and manufacturing personnel for innovation, research and development. Typically a high proportion of our employees have a Bachelor’s degree or higher. For each of the last three fiscal years, all employees of the Company were employed at the Company’s offices in Toronto.
Strategic Alliances
From time to time we enter into drug development agreements. Typical material terms are subject to negotiation and may include:
●
identification and specification of a target drug product and a development timetable;
●
a license to the client for the technology actually used in the delivery formulation;
●
a payment at the time of execution;
●
milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;
●
recovery of research and development costs incurred to develop the drug candidate
●
bonuses for being first or early to make a regulatory filing or obtain regulatory approval;
●
royalties or share of profits from commercial sales; and
●
technology reversion clauses which operate to return all rights in the delivery technologies to us when projects or commercial sales are terminated.
Facilities
For over ten years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada (“30 Worcester Road”). On December 1, 2015, we entered into a new lease agreement for these premises, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (“22 Worcester Road” and collectively with 30 Worcester Road, the “combined properties”), for a five-year term with a five-year renewal option. Basic rent over the five-year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment, and the Company is responsible for utilities, municipal taxes and operating expenses for the leased premises. With these two leased premises, we now have use of 65,000 square feet of commercial space to accommodate our growth objectives over the next several years. We also have an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. We use our facility at 30 Worcester Road as a current Good Laboratory Practices (“cGLP”) research laboratory, office space, and current Good Manufacturing Practices (“cGMP”) scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing. The 22 Worcester Road building provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined properties prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.
In October 2014, the FDA provided us with written notification that our Toronto, Canada manufacturing facility at 30 Worcester Road had received an “acceptable” classification. Such inspections are carried out on a regular basis by the FDA and an “acceptable” classification is necessary to permit us to be in a position to receive final approvals for ANDAs and NDAs and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals. Similarly, Health Canada completed an inspection of our 30 Worcester Road facility in September 2015 which resulted in a “compliant” rating. Once we have completed certain renovations to our newly-leased warehouse and office property at 22 Worcester Road property, we would request an inspection by regulatory agencies which will determine compliance of the facility with cGMP.
CODE OF CONDUCT
Our Code of Business Conduct and Ethics (“Code of Conduct”) has been implemented and it applies to all directors, officers and employees of the Company and its subsidiaries. It may be viewed on our website at www.intellipharmaceutics.com or under our company profile at www.sedar.com. During the year ended November 30, 2016, no waivers or requests for exemptions from the Code of Conduct were either requested or granted.
RISK FACTORS
Prospects for companies in the pharmaceutical industry generally may be regarded as uncertain given the research and development nature of the industry and uncertainty regarding the prospects of successfully commercializing product candidates and, accordingly, investments in companies such as ours should be regarded as very speculative. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual information form. The list of risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.
Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.
Risks related to our Company
Our business is capital intensive and requires significant investment to conduct research and development, clinical and regulatory activities necessary to bring our products to market, which capital may not be available in amounts or on terms acceptable to us, if at all.
Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2016, we had a cash balance of $4.1 million. As of the date of this annual information form, our cash balance was $2.7 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. However, we may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second fiscal quarters of 2017. In the second half of fiscal 2017, we expect revenues to improve as we prepare for the launch of our tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of the first filer exclusivity periods of Par Pharmaceutical, Inc. (“Par”) and Accord Healthcare (“Accord”) in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of our at-the-market offering program (see “Market For Securities – Prior Sales” for a further description of our at-the-market offering program), from potential revenues from the sales of our tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.
The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercialization partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.
Delays, suspensions and terminations in our preclinical studies and clinical trials could result in increased costs to us and delay our ability to generate product revenues.
The commencement of clinical trials can be delayed for a variety of reasons, including delays in:
●
demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
●
reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;
●
manufacturing sufficient quantities of a drug candidate;
●
obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;
●
patient enrollment; and
●
for controlled substances, obtaining specific permission to conduct a study, and obtaining import and export permits to ship study samples.
Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

●
the number of patients that participate in the trial;
●
the length of time required to enroll suitable subjects;
●
the duration of patient follow-up;
●
the number of clinical sites included in the trial;
●
changes in regulatory requirements or regulatory delays or clinical holds requiring suspension or termination of the trials;
●
delays, suspensions or termination of clinical trials due to the institutional review board overseeing the study at a particular site;
●
failure to conduct clinical trials in accordance with regulatory requirements;
●
unforeseen safety issues, including serious adverse events or side effects experienced by participants; and
●
inability to manufacture, through third party manufacturers, adequate supplies of the product candidate being tested.
Based on results at any stage of product development, we may decide to repeat or redesign preclinical studies or clinical trials, conduct entirely new studies or discontinue development of products for one or all indications. In addition, our product candidates may not demonstrate sufficient safety and efficacy in pending or any future preclinical testing or clinical trials to obtain the requisite regulatory approvals. Even if such approvals are obtained for our products, they may not be accepted in the market as a viable alternative to other products already approved or pending approvals.
If we experience delays, suspensions or terminations in a preclinical study or clinical trial, the commercial prospects for our products will be harmed, and our ability to generate product revenues will be delayed or we may never be able to generate such revenues.
We have a history of operating losses, which may continue in the foreseeable future.
We have incurred net losses from inception through November 30, 2016 and had an accumulated deficit of $63,016,019 as of such date and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.
Loss of key scientists and failure to attract qualified personnel could limit our growth and negatively impact our operations.
We are dependent upon the scientific expertise of Dr. Isa Odidi, our Chairman and Chief Executive Officer, and Dr. Amina Odidi, our President and Chief Operating Officer. Although we employ other qualified scientists, Drs. Isa and Amina Odidi are our only employees with the knowledge and experience necessary for us to continue development of controlled-release products. We do not maintain key-person life insurance on any of our officers or employees. Although we have employment agreements with key members of our management team, each of our employees may terminate his or her employment at any time. The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate many new employees, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors. If we lose the services of our executive officers or other qualified personnel or are unable to attract and retain qualified individuals to fill these roles or develop key relationships, our business, financial condition and results of operations could be materially adversely affected.
Our intellectual property may not provide meaningful protection for our products and product candidates.
We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents outstanding. We intend to continue to seek patent protection for, or maintain as trade secrets, all of our commercially promising drug delivery platforms and technologies. Our success depends, in part, on our and our collaborative partners’ ability to obtain and maintain patent protection for products and product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Without patent and other similar protection, other companies could offer substantially identical products without incurring sizeable development costs which could diminish our ability to recover expenses of and realize profits on our developed products. If our pending patent applications are not approved, or if we are unable to obtain patents for additional developed technologies, the future protection for our technologies will remain uncertain. Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents. Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or otherwise restricting our ability to do business in a particular area. If we are unable to obtain patents or otherwise protect our trade secrets or other intellectual property and operate without infringing on the proprietary rights of others, our business, financial condition and results of operations could be materially adversely affected.
We may be subject to intellectual property claims that could be costly and could disrupt our business.
Third parties may claim we have infringed their patents, trademarks, copyrights or other rights. We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights or liability in the form of substantial damages, fines or other penalties such as injunctions precluding our manufacture, importation or sales of products. The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements. Insurance coverage may be denied or may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business. Any of these claims could also harm our reputation.
We rely on maintaining as trade secrets our competitively sensitive know-how and other information. Intentional or unintentional disclosure of this information could impair our competitive position.
As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection. In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret. To maintain the confidentiality of our trade secrets, we generally enter into agreements that contain confidentiality provisions with our employees, consultants, collaborators, contract manufacturers and advisors upon commencement of their relationships with us. These provisions generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. We may not have these arrangements in place in all circumstances, and the confidentiality provisions in our favour may be breached. We may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, the confidentiality provisions in our favour may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, contract manufacturers or advisors have previous employment or consulting relationships. To the extent that our employees, consultants, collaborators, contract manufacturers or advisors use trade secrets or know-how owned by others in their work for us, disputes may arise as to the ownership of relative inventions. Also, others may independently develop substantially equivalent trade secrets, processes and know-how, and competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business. The disclosure of our trade secrets could impair our competitive position. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information.

Approvals for our product candidates may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.
The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, GDUFA was enacted into law. The GDUFA legislation implemented substantial fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and more timely inspections of drug facilities. For the FDA’s fiscal years 2016 and 2017, respectively, the user fee rates are $76,030 and $70,480 for new ANDAs, $38,020 and $35,240 for “Prior Approval Supplements,” and $17,434 for each ANDA already on file at the FDA. For the FDA’s fiscal year 2016 and 2017, there is also an annual facility user fee of $258,905 and $273,646, respectively. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business. However, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may adversely impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.
We operate in a highly litigious environment.
From time to time, we are subject to legal proceedings. As of the date of this annual information form, we are not aware of any pending or threatened material litigation claims against us other than as described under the caption “Legal Proceedings and Regulatory Actions” in this annual information form. Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities. Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others. If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.
There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an ANDA or 505(b)(2) NDA for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge prevents FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face and have faced such challenges and may continue to do so in the future.
Our NDA seeking authorization to market our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10, 15, 20, 30, 40, 60 and 80 mg strengths was filed under Paragraph IV of the Hatch-Waxman Act, as amended. The FDA has accepted the filing for further review. We have, within the period provided in Paragraph IV, notified the brand owner of Oxycontin®, and all holders of patents associated with the branded product Oxycontin® (the “Oxycontin® patents”) listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), that we have filed an NDA with the FDA for marketing approval for Rexista™, and have certified that Rexista™ would not infringe the Oxycontin® patents or that the Oxycontin® patents are invalid. This notice may give rise, within a prescribed time of 45 days, to patent infringement litigation against us by the owner of the branded product Oxycontin® and by the holders of the Oxycontin® patents. If such litigation is instituted within the prescribed time limits, the FDA will be stayed for 30 months from the date of such notice from granting final marketing approval to us for Rexista™, unless prior to the expiry of such 30 months all parties settle the litigation in such way as to permit the marketing of Rexista™ (if then approved), or there is a final decision of the courts that either the Oxycontin® patents were not valid or that Rexista™ did not infringe the Oxycontin® patents.
Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.
We cannot ensure the availability of raw materials.
Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies. While we attempt to manage the risk associated with such proprietary raw materials, if our efforts fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our product candidates. In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.
Further, the FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials are unavailable from a specified supplier, the supplier does not give us access to its technical information for our application or the supplier is not in compliance with FDA or other applicable requirements, FDA approval of the supplier could delay the manufacture of the drug involved. Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our product candidates may not be successfully developed or commercialized.
Successful development of our product candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:
●
for ANDA candidates, bioequivalence studies results may not meet regulatory requirements or guidelines for the demonstration of bioequivalence;
●
for NDA candidates, a product may not demonstrate acceptable large-scale clinical trial results, even though it demonstrated positive preclinical or initial clinical trial results;
●
for NDA candidates, a product may not be effective in treating a specified condition or illness;
●
a product may have harmful side effects on humans;
●
products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;
●
changes in the approval process of the FDA or other regulatory bodies during the development period or changes in regulatory review for each submitted product application may also cause delays in the approval or result in rejection of an application;
●
difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;
●
manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

●
the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.
Further, success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful, nor does success in preliminary studies for ANDA candidates ensure that bioequivalence studies will be successful. Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.
As a result, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized.
Near-term revenue depends significantly on the success of our first commercialised product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release).
We have invested significant time and effort in the development of our lead ANDA product, our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, for which we received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., complementing the 15 and 30 mg strengths of our generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA (as defined below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. Under a license and commercialization agreement between us and Par (as amended, the “Par agreement”), we receive calendar quarterly profit-share payments on Par’s U.S. sales of generic Focalin XR®. We expect sales of the 25 and 35 mg strength to improve our revenues significantly in 2017. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized. We depend significantly on the actions of our commercialization partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and recently received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets), and our generic Glucophage® XR, for the 500 and 750 mg strengths, and tentative approval for all strengths of our generic Seroquel XR® (quetiapine fumarate extended release) which is partnered with Mallinckrodt LLC (“Mallinckrodt”), the majority of the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our generic Keppra XR® product strengths that have been recently approved by the FDA. We are also actively evaluating options to realize commercial returns from the new approval of our generic Glucophage® XR.
Our significant expenditures on research and development may not lead to successful product introductions.
We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs. As we continue to develop new products, our research expenses will likely increase. We are required to obtain FDA approval before marketing our drug products and the approval process is costly and time consuming. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA approved new pharmaceuticals.

We may not have the ability to develop or license, or otherwise acquire, and introduce new products on a timely basis.
Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the product candidates that we are developing or licensing.
Our business and operations are increasingly dependent on information technology and accordingly we would suffer in the event of computer system failures, cyber-attacks or a deficiency in cyber-security.
Our internal computer systems, and those of a current and/or future drug development or commercialization partner of ours, may be vulnerable to damage from cyber-attacks, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions have increased. If such an event were to occur and cause interruptions in our operations or those of a drug development or commercialization partner, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be adversely affected.
Our business can be impacted by wholesaler buying patterns, increased generic competition and, to a lesser extent, seasonal fluctuations, which may cause our operating results to fluctuate.
We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonal fluctuations (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.
We may not achieve our projected development goals in the time frames we announce and expect.
We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure appropriate product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit regarding one or more of our product candidates could delay final FDA approval of such candidates. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Our products may not achieve expected levels of market acceptance, thereby limiting our potential to generate revenue.
Even if we are able to obtain regulatory approvals for our product candidates, the success of any of our products will be dependent upon market acceptance. Levels of market acceptance for any products marketed by us could be affected by several factors, including:
●
the availability of alternative products from competitors;
●
the prices of our products relative to those of our competitors;
●
the timing of our market entry;
●
the ability to market our products effectively at the retail level; and
●
the acceptance of our products by government and private formularies.
Some of these factors are not within our control, and our proposed products may not achieve levels of market acceptance anticipated by us. Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of our products and any product candidates we are currently developing or may develop in the future. These studies could also impact a future product after it has been marketed. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or requirement of other risk management programs such as the need for a patient registry. The failure of our products and any of our product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.
The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.
There are a number of risks and uncertainties associated with clinical trials, which may be exacerbated by our relatively limited experience in conducting and supervising clinical trials and preparing NDAs. The results of initial clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval of our product candidates or a limited application of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.
Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including those relating to the following:
●
delays in patient enrollment, and variability in the number and types of patients available for clinical trials;
●
regulators or institutional review boards may not allow us to commence or continue a clinical trial;
●
our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

●
delays or failures in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;
●
risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;
●
difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;
●
poor effectiveness of product candidates during clinical trials;
●
safety issues, including adverse events associated with product candidates;
●
the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;
●
governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and
●
varying interpretation of data by the FDA or other applicable foreign regulatory agencies.
In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrollment in or initiation of our clinical trials. Many of these companies have significantly more resources than we do.
The FDA or other foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There can be no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.
We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates.
We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays. Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s cGMP regulations. Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates, which could have a material adverse effect on our results of operations, financial condition and growth prospects.
Competition in our industry is intense, and developments by other companies could render our products and product candidates obsolete.
Many of our competitors, including medical technology, pharmaceutical or biotechnology and other companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products, obtaining FDA and other regulatory approvals, and ultimately commercializing any approved products. Therefore, our competitors may succeed in developing and commercializing technologies and products that are more effective than the drug delivery technologies we have developed or we are developing or that will cause our technologies or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence further commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.
We rely on collaborative arrangements with third parties that provide manufacturing and/or marketing support for some or all of our products and product candidates. Even if we find a potential partner, we may not be able to negotiate an arrangement on favourable terms or achieve results that we consider satisfactory. In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success. We also face intense competition for collaboration arrangements with other pharmaceutical and biotechnology companies.
Although we believe that our ownership of patents for some of our drug delivery products will limit direct competition with these products, we must also compete with established existing products and other promising technologies and other products and delivery alternatives that may be more effective than our products and proposed products. In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.
We require regulatory approvals for any products that use our drug delivery technologies.
Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as additional products incorporating our technologies progress through development.
Any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work.
If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If contract manufacturers fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.
We rely on contract manufacturers for certain components and ingredients of our clinical trial materials, such as APIs, and we may rely on such manufacturers for commercial sales purposes as well. Our reliance on contract manufacturers in these respects will expose us to several risks which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues, including:
●
Difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as with shortages of qualified personnel;
●
The failure to establish and follow cGMP and to document adherence to such practices;
●
The need to revalidate manufacturing processes and procedures in accordance with FDA and other nationally mandated cGMPs and potential prior regulatory approval upon a change in contract manufacturers;
●
Failure to perform as agreed or to remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully;
●
The potential for an untimely termination or non-renewal of contracts; and
●
The potential for us to be in breach of our collaboration and marketing and distribution arrangements with third parties for the failure of our contract manufacturers to perform their obligations to us.
In addition, drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over their compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of applicable regulatory authorities to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.
We are subject to currency rate fluctuations that may impact our financial results.
Our financial results are reported in U.S. dollars and our revenues are payable in U.S. dollars, but the majority of our expenses are payable in Canadian dollars. There may be instances where we have net foreign currency exposure. Any fluctuations in exchange rates will impact our financial results.
We are exposed to risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.
If our third-party commercialization partners, from whom we receive revenues, are unable or unwilling to supply necessary or sufficient documentation to support the revenue numbers in our financial statements in a timely manner to the satisfaction of our auditors, this may lead to delays in the timely publication of our financial results, our ability to obtain an auditor’s report on our financial statements and the possible inability of the Company to access the financial markets during the time our results remain unpublished.
We have limited sales, marketing and distribution experience.
We have limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that, if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.
Our significant shareholders have the ability to exercise significant influence over certain corporate actions.
Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate approximately 19.17% of our issued and outstanding common shares as of the date of this annual information form (and collectively beneficially owned in the aggregate approximately 28.2% of our common shares, including common shares issuable upon the exercise of outstanding options and the conversion of the debenture in respect of the loan to us in the original principal amount of $1,500,000 by Drs. Isa and Amina Odidi (the “Debenture”), of which $1,350,000 remains outstanding, that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.
Our effective tax rate may vary.
Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings. At present, we qualify in Canada for certain research tax credits for qualified scientific research and experimental development pertaining to our drug delivery technologies and drug products in research stages. If Canadian tax laws relating to research tax credits were substantially negatively altered or eliminated, or if a substantial portion of our claims for tax credits were denied by the relevant taxing authorities, pursuant to an audit or otherwise, it would have a material adverse effect upon our financial results.
“Comprehensive tax reform” remains a topic of discussion in the United States Congress. Such legislation could significantly alter the existing Code. We cannot predict whether, when, or to what extent U.S. federal tax laws, regulations, interpretations, or rulings will be issued, nor is the long-term impact of proposed comprehensive tax reforms known at this time. We could be adversely affected by changes as a result of comprehensive tax reform.
Risks related to our Industry
Generic drug manufacturers will increase competition for certain products and may reduce our expected royalties.
Part of our product development strategy includes making NDA filings relating to product candidates involving the novel reformulation of existing drugs with active ingredients that are off-patent. Such NDA product candidates, if approved, are likely to face competition from generic versions of such drugs in the future. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets), the prices at which such of our products are sold and the revenues we may receive could be reduced.
Revenues from generic pharmaceutical products typically decline as a result of competition, both from other pharmaceutical companies and as a result of increased governmental pricing pressure.
Our generic drugs face intense competition. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic producers based in China and India)

receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of new companies selling such product and the timing of their approvals.
In addition, intense pressure from government healthcare authorities to reduce their expenditures on prescription drugs could result in lower pharmaceutical pricing, causing decreases in our revenues.
Furthermore, brand pharmaceutical companies continue to defend their products vigorously. For example, brand companies often sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market. Brand companies may seek to delay introductions of generic equivalents through a variety of commercial and regulatory tactics. These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether.
Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.
Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payers may not provide reimbursement in whole or in part for their use.
Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista™ (abuse-deterrent oxycodone hydrochloride extended release tablets), are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.
We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labeling, distribution, cross-border imports and promotion of pharmaceutical products as well as environmental, safety and health regulations.
Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products. The regulations applicable to our existing and future products may change. Regulations require extensive clinical trials and other testing and government review and final approval before we can market our products. The cost of complying with government regulation can be substantial and may exceed our available resources, causing delay or cancellation of our product introductions.
Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, or to the ANDA filings of unrelated third parties in respect of drugs similar to or chemically related to those of our ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers or other ANDA filers seeking changes from the FDA in the interpretation of the statutory approval requirements for particular drugs as part of their strategy to thwart or advance generic competition. We cannot predict whether the FDA will make any changes to its interpretation of the requirements applicable to our ANDA applications as a result of these petitions, or whether unforeseen delays will occur in our ANDA filings while the FDA considers such petitions or changes or otherwise, or the effect that any changes may have on us. Any such changes in FDA interpretation of the statutes or regulations, or any legislated changes in the statutes or regulations, may make it more difficult for us to file ANDAs or obtain further approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.
Any failure or delay in obtaining regulatory approvals could make it so that we are unable to market any products we develop and therefore adversely affect our business, results of operations, financial condition and cash flows. Even if product candidates are approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of our products in other countries to be cancelled or materially delayed.
The manufacturing, distribution, processing, formulation, packaging, labeling, cross-border importation and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency in the U.S. and Health Canada and Canada Border Services Agency in Canada, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and Health Canada and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s or Health Canada’s review of NDAs, ANDAs or ANDSs, as the case may be, enforcement actions, injunctions and civil or criminal prosecution.
Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations. We are also subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies and to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, local and provincial environmental, safety, and health laws and regulations that are applicable to our operations and facilities.
Healthcare reform measures could hinder or prevent the commercial success of our products and product candidates.
In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenues and potential profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. An example of this is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the Affordable Care Act. In addition, other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted.
There is also increasing legislative attention to opioid abuse in the U.S., including passage of the 2016 Comprehensive Addiction and Recovery Act and the 21st Century Cures Act, which, among other things, strengthens state prescription drug monitoring programs and expands educational efforts for certain populations. These laws could result in fewer prescriptions being written for opioid drugs, which could impact future sales of our Rexista and related opioid product candidates.
We expect that the new presidential administration and U.S. Congress will seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Since taking office, President Trump has continued to support the repeal of all or portions of the Affordable Care Act and the House and Senate have recently taken certain action in furtherance of this goal.
We also expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and which could result in reduced demand for our products once approved or additional pricing pressures, and may adversely affect our operating results.
Our ability to market and promote our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) and its abuse-deterrent features will be determined by FDA-approved labeling requirements.
The commercial success of our Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) will depend upon our ability to obtain requested FDA-approved labeling describing its abuse-deterrent features. Our failure to achieve FDA approval of requested product labeling containing such information will prevent us from advertising and promoting the abuse-deterrent features of our product candidate in a way to differentiate it from competitive products. This would make our product candidate less competitive in the market. Moreover, FDA approval is required in order to make claims that a product has an abuse-deterrent effect.
In April 2015, the FDA published final guidance with respect to the evaluation and labeling of abuse-deterrent opioids. The guidance provides direction as to the studies and data required for obtaining abuse-deterrent claims in a product label. If a product is approved by the FDA to include such claims in its label, the applicant may use the approved labeling information about the abuse-deterrent features of the product in its marketing efforts to physicians.
Although we intend to provide data to the FDA to support approval of abuse-deterrence label claims for Rexista™, there can be no assurance that Rexista™ or any of our other product candidates will receive FDA-approved labeling that describes the abuse-deterrent features of such products. The FDA may find that our studies and data do not support our requested abuse-deterrent labeling or that our product candidate does not provide substantial abuse-deterrence benefits because, for example, its deterrence mechanisms do not address the way it is most likely to be abused. Furthermore, the FDA could change its guidance, which could require us to conduct additional studies or generate additional data. If the FDA does not approve our requested abuse-deterrent labeling, we will be limited in our ability to promote Rexista™ based on its abuse-deterrent features and, as a result, our business may suffer.
We are subject to product liability costs for which we may not have or be able to obtain adequate insurance coverage.
The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Liability exposures for pharmaceutical products can be extremely large and pose a material risk. In some instances, we may be or may become contractually obligated to indemnify third parties for such liability. Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have. Further, even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.
While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and our products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope. Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future. If we are subject to third party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits. Furthermore, any first or third party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.
Our products involve the use of hazardous materials and waste, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.
Our research and development activities involve the use of hazardous materials, including chemicals, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. It is possible that accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. Further, we may not be able to maintain insurance to cover these costs on acceptable terms, or at all. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.
Our operations may be adversely affected by risks associated with international business.
We may be subject to certain risks that are inherent in an international business, including:
●
varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;
●
tariffs, customs, duties, and other trade barriers;
●
difficulties in managing foreign operations and foreign distribution partners;
●
longer payment cycles and problems in collecting accounts receivable;
●
political risks;
●
foreign exchange controls that may restrict or prohibit repatriation of funds;
●
export and import restrictions or prohibitions, and delays from customs brokers or government agencies;
●
seasonal reductions in business activity in certain parts of the world; and
●
potentially adverse tax consequences.
Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.
Risks related to our common shares
Our share price has been highly volatile and our shares could suffer a further decline in value.
The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:
●
sales of our common shares, including any sales made in connection with future financings;
●
announcements regarding new or existing corporate relationships or arrangements;
●
announcements by us of significant acquisitions, joint ventures, or capital commitments;
●
actual or anticipated period-to-period fluctuations in financial results;
●
clinical and regulatory development regarding our product candidates;
●
litigation or threat of litigation;
●
failure to achieve, or changes in, financial estimates by securities analysts;
●
comments or opinions by securities analysts or members of the medical community;
●
announcements regarding new or existing products or services or technological innovations by us or our competitors;

●
conditions or trends in the pharmaceutical and biotechnology industries;
●
additions or departures of key personnel or directors;
●
economic and other external factors or disasters or crises;
●
limited daily trading volume; and
●
developments regarding our patents or other intellectual property or that of our competitors.
In addition, the stock market in general and the market for drug development companies in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.
A large number of our common shares could be sold in the market in the near future, which could depress our stock price.
As of the date of this annual information form, we had approximately 30.0 million common shares outstanding. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144. In addition, in November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations). As of the date of this annual information form we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. Roth Capital Partners, LLC (“Roth”) received compensation of $335,987 in connection with such sales.
Pursuant to an underwriting agreement between the Company and Dawson James Securities, Inc., dated May 27, 2016 (the “Dawson James Underwriting Agreement”), in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
On June 4, 2014, the Company’s most recent registration statement on Form F-3 was declared effective by the United States Securities and Exchange Commission (“SEC”) (the “Shelf Registration Statement”), and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent any securities of the Company are issued by the Company under the Shelf Registration Statement or the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. As of the date of this annual information form, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than (i) the sale since June 4, 2014 of 2,164,057 common shares under the Company’s at-the-market program referred to above, (ii) the sale of units, common shares and warrants under the Dawson James Underwriting Agreement referred to above, and (iii) the issuance of 1,015,068 common shares pursuant to warrants previously issued and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
On October 22, 2009, IPC Ltd. and Vasogen completed the IPC Arrangement Agreement, resulting in the formation of the Company. Our shareholders who received shares under the IPC Arrangement Agreement, who were not deemed “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement, were able to resell the common shares that they received without restriction under the U.S. Securities Act. The common shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd. or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.
As of the date of this annual information form, there are currently common shares issuable upon the exercise of outstanding options and warrants and the conversion of an outstanding convertible debenture for an aggregate of approximately 7,845,603 million common shares. To the extent any of our options and warrants are exercised and the convertible debenture is converted, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.
We have no history or foreseeable prospect of paying cash dividends.
We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue. Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.
There may not be an active, liquid market for our common shares.
There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.
Future issuances of our shares could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.
We may need to issue substantial amounts of common shares in the future. In this regard, in November 2013, we entered into an at-the-market program pursuant to which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations) of our common shares on NASDAQ or otherwise. As of the date of this annual information form we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares. In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline. In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSUs”), and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares. Future issuances of shares could result in substantial dilution to all our shareholders. In addition, future public sales by holders of our common shares could impair our ability to raise capital through any future equity offerings.
On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of the date of this annual information form, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than (i) the sale since June 4, 2014 of 2,164,057 common shares under the Company’s at-the-market program referred to above, (ii) the sale of units, common shares and warrants under the Dawson James Underwriting Agreement referred to above, and (iii) the issuance of 1,015,068 common shares pursuant to warrants previously issued and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
We may in the future issue preference shares which could adversely affect the rights of holders of our common shares and the value of such shares.
Our board of directors has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of our common shares. Although we have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of our common shares.
Our common shares may not continue to be listed on the TSX.
Failure to maintain the applicable continued listing requirements of the TSX could result in our common shares being delisted from the TSX. The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted. Specifically, participating securities may be delisted from the TSX if, among other things, the market value of an issuer’s securities is less than C$3,000,000 over any period of 30 consecutive trading days. In such circumstances, the TSX may place an issuer under a delisting review pursuant to which the issuer would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing. If the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX. Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.
If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange. In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada. Moreover, if we are delisted from the TSX, but obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.

Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from the TSX, the price of our common shares is likely to decline.
Our common shares may not continue to be listed on NASDAQ.
Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share. If the bid price falls below the $1.00 minimum for more than 30 consecutive trading days, an issuer will typically have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.
If we are delisted from NASDAQ, our common shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted from NASDAQ, but obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on NASDAQ. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline. In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.
Our common shares are listed for trading in the United States and may become subject to the Securities and Exchange Commission’s penny stock rules.
Transactions in securities that are traded in the United States by companies with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00 that are not traded on NASDAQ or on other securities exchanges may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:
●
make a special written suitability determination for the purchaser;
●
receive the purchaser’s written agreement to a transaction prior to sale;
●
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
●
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.
As a result of these requirements, if our common shares are at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.
As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.
As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the U.S. Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.
We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.
Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays, or a failure to comply with applicable laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our board of directors, or as executive officers.
We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance with SOX Section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 20-F and in our Management Discussion and Analysis.
Management’s review is designed to provide reasonable, not absolute, assurance that all material weaknesses in our internal controls are identified. Material weaknesses represent deficiencies in our internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on our quarterly or annual financial statements. In addition, there can be no assurance that any remedial actions we take to address any material weaknesses identified will be successful, nor can there be any assurance that further material weaknesses will not be identified in future years. Material errors, omissions or misrepresentations in our disclosures that occur as a result of our failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations, and the value of our common shares.
We may be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.
The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. holders of our common shares and preference shares (collectively, “shares”). It may be possible for U.S. holders of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”). A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).
The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2016 taxable year and will not likely be a PFIC during our 2017 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2017 taxable year). Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status.
If we are a PFIC, the U.S. federal income tax consequences to a U.S. holder of the ownership and disposition of our shares will depend on whether such U.S. holder makes a QEF or mark-to-market election. Unless otherwise provided by the IRS, a U.S. holder of our shares is generally required to file an informational return annually to report its ownership interest in the Company during any year in which we are a PFIC.
It is unclear how corporate tax reform currently being considered in the United States will affect the PFIC rules or QEF elections. The foregoing only speaks to the United States federal income tax considerations as to the Code in effect on January 1, 2017.
The foregoing does not purport to be a complete enumeration or explanation of the tax risks involved in an investment in our company. Prospective investors should read this entire annual information form and consult with their own legal, tax and financial advisors before deciding to invest in our company.
It may be difficult to obtain and enforce judgments against us because of our Canadian residency.
We are governed by the laws of Canada. All of our directors and officers are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.
DIVIDENDS
We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.
CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2016, there were 29,789,992 common shares and no preference shares issued and outstanding. As of the date of this annual information form there were 30,155,836 common shares and no preference shares issued and outstanding.

Common Shares
Each of our common shares entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares are entitled to receive, as and when declared by the board of directors, dividends in such amounts as shall be determined by the board of directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.
Preference Shares
The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares and over any other shares ranking junior to the preference shares.
Warrants
At November 30, 2016, an aggregate of 2,147,806 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.02 per common share. As of the date of this annual information form, an aggregate of 2,010,319 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $2.03 per common share.
Options
At November 30, 2016, an aggregate of 5,392,460 common shares were issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.48 per common share and up to 350,479 additional common shares were reserved for issuance under our stock option plan.
From November 30, 2016 to the date of this annual information form, no options to purchase our common shares were granted, 7,000 options to purchase our common shares were exercised, 176 options to purchase our common shares expired, and no options to purchase our common shares were cancelled. At the date of this annual information form, 394,240 additional common shares were reserved for issuance under our stock option plan.
Convertible Debenture
On January 10, 2013, we completed the private placement financing of the Debenture, an unsecured convertible debenture in the aggregate principal amount of $1.5 million, with an original maturity date of January 1, 2015. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers, provided us with the $1.5 million of the proceeds for the Debenture. The maturity date for the payment of the Debenture was extended to July 1, 2015, then further extended to January 1, 2016, then further to July 1, 2016, and again extended to December 1, 2016. As of December 1, 2016, $150,000 owing under the Debenture was repaid and the maturity date for the $1,350,000 balance of the Debenture was extended to April 1, 2017. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and the remaining $1,350,000 owing under the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The Company currently expects to repay the $1,350,000 balance owing under the Debenture on or about April 1, 2017, if the Company then has cash available.

Deferred Share Units
At November 30, 2016, there were 76,743 DSUs issued and outstanding. From November 30, 2016 to the date of this annual information form, an additional 2,356 DSUs have been issued. At the date of this annual information form, 30,901 additional DSUs are reserved for issuance under our DSU plan. A description of the principal aspects of our DSU plan is contained in our latest management information circular available under our company profile on SEDAR at www.sedar.com.
Restricted Share Units
At November 30, 2016, there were no Restricted Share Units (“RSUs”) issued and outstanding. From November 30, 2016 to the date of this annual information form, no RSUs have been issued. At the date of this annual information form, 330,000 RSUs are reserved for issuance under our RSU plan. A description of the principal aspects of our RSU plan is contained in our latest management information circular available under our company profile on SEDAR at www.sedar.com.
MARKET FOR SECURITIES
Trading Price and Volume
Our common shares are currently listed on the TSX and quoted for trading on NASDAQ under the symbols “I” and “IPCI”, respectively. Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed.
The following table sets forth the monthly trading history from the fiscal year ended November 30, 2016, the reported high, low and closing prices (in Canadian dollars) and total volume traded of our common shares on the TSX and reported high, low and closing prices (in United States dollars) and total volume of our common shares traded on NASDAQ.
	TSX				NASDAQ
	(C$ per share)				(US$ per share)
Date	High	Low	Close	Volume Traded	High	Low	Close	Volume Traded
Dec-15	3.89	2.46	3.21	318,200	2.74	1.83	2.28	3,090,000
Jan-16	4.20	3.02	3.21	284,500	3.19	2.17	2.44	2,235,000
Feb-16	3.22	2.62	2.65	287,400	2.42	1.97	2.05	1,860,700
Mar-16	2.93	2.51	2.54	133,500	2.27	1.94	2.01	1,370,600
Apr-16	2.83	2.00	2.07	354,300	2.05	1.53	1.59	2,098,700
May-16	2.12	1.78	2.00	331,000	1.67	1.41	1.55	3,481,100
Jun-16	2.40	1.97	2.36	240,500	1.85	1.53	1.84	2,499,500
Jul-16	2.61	2.23	2.30	255,300	2.06	1.71	1.76	3,313,300
Aug-16	2.95	2.21	2.75	393,300	2.34	1.69	2.10	5,764,800
Sep-16	4.40	2.75	3.74	1,058,000	3.33	2.08	2.77	19,519,200
Oct-16	4.50	3.28	3.70	571,000	3.35	2.44	2.79	6,246,000
Nov-16	4.09	3.50	3.79	205,600	3.05	2.63	2.88	4,127,700

Prior Sales
In the 12-month period ended November 30, 2016, we issued common shares, and securities convertible into or exercisable for common shares, as follows:
In November 2013, we entered into an equity distribution agreement with Roth, pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, we may at our discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to us, from time to time, by means of ordinary brokers’ transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by us. We currently plan to use any net proceeds from the at-the-market offering for general corporate purposes, including funding research, product development and other corporate development opportunities and to possibly fund costs and other expenses relating to our current leased facility or any additional space, and, although we have no present understanding, commitments or agreements to do so, potential acquisition of, or investment in, companies and technologies that complement our business. We are not required to sell shares under the equity distribution agreement. We will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds we receive from any sales of our common shares under the equity distribution agreement. Any sales of shares under our at-the-market offering program will be made pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. We have also agreed to reimburse Roth for certain expenses relating to the offering. As of the date of this annual information form, we have issued and sold 3,853,557 common shares with an aggregate offering price of $11,908,312 under the at-the-market program. Roth received aggregate compensation of $335,987 in connection with such sales. We currently may offer and sell our common shares with an aggregate purchase price of up to $4,891,688 pursuant to the at-the-market program. There can be no assurance that any additional shares will be sold under our at-the-market program. Subsequent to the year ended November 30, 2016, share issuance costs of Nil were recorded against the cost of the shares issued and recognized in capital stock. As at November 30, 2016, $951,551 of the share issuance costs has been recorded against the cost of the shares issued and recognized in capital stock.
Pursuant to the “Dawson James Underwriting Agreement, in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
On June 4, 2014, the Shelf Registration Statement was declared effective by the SEC and on June 5, 2014, the Company filed a final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. These documents allow for, subject to securities regulatory requirements and limitations, the potential offering of up to an aggregate of US$100 million of the Company's common shares, preference shares, warrants, subscription receipts and units, or any combination thereof, from time to time in one or more offerings, and are intended to give the Company the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company’s board of directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. To the extent that any securities are issued by the Company under the shelf prospectus, a shareholder’s percentage ownership will be diluted and our stock price could be adversely affected. As of the date of this annual information form, the Company has not sold any securities under the Shelf Registration Statement or the shelf prospectus, other than (i) the sale since June 4, 2014 of 2,164,057 common shares under the Company’s at-the-market program referred to above,

(ii) the sale of units, common shares and warrants under the Dawson James Underwriting Agreement referred to above, and (iii) the issuance of 1,015,068 common shares pursuant to warrants previously issued and there can be no assurance that any additional securities will be sold under the Shelf Registration Statement or the shelf prospectus.
During the 12-month period ended November 30, 2016, warrants to purchase an aggregate of 357,912 common shares were exercised.
During the 12-month period ended November 30, 2016, 460,000 options were granted and 27,500 options were exercised.
Also during the 12-month period ended November 30, 2016, a total of 16,741 deferred share units were granted.
DIRECTORS AND OFFICERS
The name and province/state of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd., are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the board of directors (the “Board”).
Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director	Officer of the Company	None	September 2004
John Allport(2)Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director	Officer of the Company	None	September 2004
Dr. Eldon R. Smith(1)(2) Alberta, Canada	Director	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and Professor Emeritus at the University of Calgary, Faculty of Medicine	Logiq Asset Management Inc. (formerly Aston Hill Financial Inc.); Zenith Epigenetics Corp.; and Resverlogix Corp.	October 2009
Bahadur Madhani(1) Ontario, Canada	Director	Chief Executive Officer of Equiprop Management Limited, a consulting business	None	March 2006
Kenneth Keirstead(1)(2) New Brunswick, Canada	Director	Executive Manager of Lyceum Group, a consulting business	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the Company	None	N/A

Name and Province of Residence	Position held with the Company	Principal Occupations During the Last 5 Years	Other Public Company Boards	Director Since
Domenic Della Penna Ontario, Canada	Chief Financial Officer
Officer of the Company since November 2014; Chief Financial Officer (Interim) of Teva North America Generics from December 2013 to September 2014; Chief Financial Officer of Teva Canada Limited from December 2010 to September 2014; Chief Financial Officer of Timothy’s Coffees of the World from 2008-2010

			None	N/A
Notes:
1.
Member of the Audit Committee and Compensation Committee.
2.
Member of the Corporate Governance Committee.
Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years.
As of February 27, 2017, the directors and executive officers of the Company as a group owned, directly and indirectly, or exercise control or direction over 6,121,980 common shares, representing approximately 20.3% of the issued and outstanding common shares of the Company (and beneficially owned appoximately 10,996,132 common shares representing 31.4% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). Our principal shareholders, Drs. Amina and Isa Odidi, our President and Chief Operating Officer and our Chairman and Chief Executive Officer, respectively, and Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned in the aggregate directly and indirectly 5,781,312 common shares, representing approximately 19.17% of our issued and outstanding common shares of the Company (and collectively beneficially owned in the aggregate approximately 9,552,464 comon shares representing 28.2% of our common shares including common shares issuable upon the exercise of outstanding options and the conversion of the outstanding convertible debenture that are exercisable or convertible within 60 days of the date hereof). As a result, the principal shareholders have the ability to exercise significant influence over all matters submitted to our shareholders for approval whether subject to approval by a majority of holders of our common shares or subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy. Drs. Isa Odidi and Amina Odidi are spouses to each other.
Conflicts of Interest
Certain of the directors and officers of the Company and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and its subsidiaries and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the Canada Business Corporations Act and the Company’s Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.
AUDIT COMMITTEE
The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures. The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management. The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under the Audit Committee Charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.
Audit Committee Charter
The text of the Audit Committee Charter is set out in Schedule A hereto.
Composition of the Audit Committee
Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under National Instrument 52-110 – Audit Committee). The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.
Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. Additionally, under NASDAQ Listing Rule 5605(c)(2)(A), NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have “past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.” The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the applicable NASDAQ rules.
Relevant Education and Experience
Kenneth Keirstead is educated in clinical biochemistry as a graduate of the Pathology Institute in Halifax; and business administration, as a graduate of the College of William and Mary and Columbia University. Mr. Keirstead has been a director of the Company since January 2006. He has worked in the healthcare delivery and pharmaceutical industries for over 45 years. He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions. Mr. Keirstead has published studies and reports on healthcare and related services topics. Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the healthcare field, of which Mr. Keirstead is the founder.
Bahadur Madhani is a chartered accountant who has been a director of the Company since March 31, 2006. He was a member of the advisory board of Quebecor Ontario and former Chairman of United Way of Toronto, former Chair of YMCA of Greater Toronto, former Chair of Nelson Mandela Children’s Fund Canada, former Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation. He was awarded membership in the Order of Canada in 2001. Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.
Dr. Eldon Smith is a medical doctor who graduated from the Dalhousie University Medical School and who has been a director of the Company since October 2009. He is president and CEO of Eldon R. Smith and Associates Ltd., a private healthcare consulting company. He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada. Dr. Smith currently serves as Chairman of the Libin Cardiovascular Institute of Alberta and a director of Logiq Asset Management Inc. (formerly Aston Hill Financial Inc.), and is a director of Resverlogix Corp, and Zenith Epigenetics Corp. and is a past director of Canadian Natural Resources Limited.

Pre-Approval Policies and Procedures
The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with accounting principles generally accepted in the United States of America) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.
The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter. Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.
The list of pre-approved services includes:
1.
Audit Services
●
Audits of the Company’s consolidated financial statements; and
●
Statutory audits of the financial statements of the Company’s subsidiaries.
2.
Audit-Related Services
●
Reviews of the quarterly consolidated financial statements of the Company;
●
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and the Ontario Securities Commission) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;
●
Special attest services as required by regulatory and statutory requirements;
●
Regulatory attestation of management reports on internal controls as required by the regulators;
●
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board or Chartered Professional Accountants of Canada), or other regulatory or standard setting bodies;
●
Presentations or training on accounting or regulatory pronouncements; and
●
Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions.

3.
Tax Services
a.
Compliance Services
●
Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;
●
Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the Company; and
●
Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.
b.
Canadian & International Planning Services
●
Advice with respect to cross-border/transfer pricing tax issues;
●
Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;
●
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;
●
Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;
●
Assistance and advising on routine planning matters; and
●
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.
c.
Commodity Tax Services
●
Assistance regarding Harmonized Sales Tax/Goods and Services Sales Tax/Provincial Sales Tax/Customs/Property Tax filings and assessments;
●
Commodity tax advice and compliance assistance with business reorganizations;
●
Advice and assistance with respect to government audits/assessments;
●
Advice with respect to other provincial tax filings and assessments; and
●
Assistance with interpretations or rulings.
4.
All Other Services
●
Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

The list of prohibited services includes:
●
Bookkeeping or other services related to the preparation of accounting records or financial statements;
●
Financial information systems design and implementation;
●
Appraisal or valuation services for financial reporting purposes;
●
Actuarial services for items recorded in the financial statements;
●
Internal audit outsourcing services;
●
Management functions;
●
Human resources;
●
Certain corporate finance and other services;
●
Legal services; and
●
Certain expert services unrelated to the audit.
The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the period from December 1, 2015 to November 30, 2016.
In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2016 for filing with the Canadian provincial securities commissions and the SEC.
EXTERNAL AUDITOR SERVICE FEES
The following table summarizes the total fees paid or accrued by the Company for audit and other services provided by MNP LLP, the Company’s external auditor since July 27, 2016, in relation to the fiscal year ended November 30, 2016, and Deloitte LLP, the Company’s external auditor up to its resignation on July 27, 2016, in relation to the fiscal years ended November 30, 2016 and 2015:
	2016 MNP LLP	2016 Deloitte LLP	2015 Deloitte LLP
Audit Fees(1)	C$128,400	C$124,387	C$292,900
Audit-Related Fees(2)	C$93,854	C$174,738	C$217,855
Tax Fees(3)	-	C$45,460	C$38,160
All Other Fees(4)	C$24,075	-	C$10,204
Total Fees	C$246,329	C$344,585	C$559,119
Notes:
(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.
(2)
Audit-related fees consist of consultation on accounting and disclosure matters and reviews of quarterly interim financial statements, prospectus and base shelf activities and Form 20-F reviews.
(3)
Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

(4)
All other fees related to Canadian Public Accountability Board fees and/or internal control reviews.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To our knowledge, except as set forth below, no director or officer of the Company or any other insider of the Company, or any associate or affiliate thereof, has or had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect the Company.
During the year ended November 30, 2014, we repaid an outstanding related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers. Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof was payable when payment was required solely out of (i) revenues earned by Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”), following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). In March 2014, we repaid the entire outstanding related party loan principal, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.
In January 2013, we completed a private placement financing of the Debenture, an unsecured convertible debenture in the principal amount of $1.5 million. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the debenture. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity was further extended to July 1, 2016; effective May 26, 2016, the maturity date was extended to December 1, 2016; and effective December 1, 2016, $150,000 of the debenture was repaid and the maturity date for the $1,350,000 balance of the debenture was extended to April 1, 2017. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and the remaining $1,350,000 owing under the Debenture is convertible at any time into 450,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The Company currently expects to repay the $1,350,000 balance owing under the Debenture on or about April 1, 2017, if the Company then has cash available.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
From time to time we may be exposed to claims and legal actions in the normal course of business. As of the date of this annual information form, we are not aware of any pending or threatened material litigation claims against us.
TRANSFER AGENTS AND REGISTRARS
Our Canadian transfer agent and registrar is CST Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario, Canada M5H 4A6. Our United States co-transfer agent and registrar is American Stock Transfer & Trust Co., LLC, 59 Maiden Lane, Plaza Level, New York, NY 10038.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities laws, the only contracts which are regarded as material and which were entered into by the Company in the period subsequent to the recently completed fiscal year, within the most recently completed fiscal year or before the most recently completed fiscal year, but are still in effect, are the following:

●
On November 21, 2005, the Company entered into the Par agreement pursuant to which the Company granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.
●
In October, 2016, the Company entered into a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the United States the following extended release drug product candidates (the “licensed products”) for which Intellipharmaceutics has ANDA applications filed with the FDA:
●
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) — ANDA Tentatively Approved by FDA
●
Desvenlafaxine extended-release tablets (generic Pristiq®) — ANDA Under FDA Review
●
Lamotrigine extended-release tablets (generic Lamictal® XR™) — ANDA Under FDA Review
Under the terms of the 10-year agreement, Intellipharmaceutics received a non-refundable upfront payment of US$3 million in October 2016. In addition, the agreement also provides for the Company to have a long-term profit sharing arrangement with respect to the licensed products, which includes up to $11 million in cost recovery payments to the Company. Intellipharmaceutics has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that Intellipharmaceutics will be its sole supplier of the licensed products marketed in the U.S. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event the Company does not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. There can be no assurance as to when or if any of the licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for the Company.
●
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions being the acceptance by the FDA of the filing of an application for approval of a drug product or the approval of such an application;
●
The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by IPC Corp to Drs. Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company. As at November 30, 2016 and November 30, 2015, no amount was outstanding. No at-the-market offering proceeds were used in payment of the promissory note;
●
The Debenture dated January 10, 2013 for $1.5 million issued by the Company to Drs. Isa Odidi and Amina Odidi for the loan of $1.5 million made by them to the Company (of which $1,350,000 of the principal remains owing of the date hereof). The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015; effective June 29, 2015, the maturity date was extended to January 1, 2016; effective as of December 8, 2015, the maturity date was further extended to July 1, 2016; effective as of May 26, 2016, the maturity date was extended to December 1, 2016; and effective as of December 1, 2016, $150,000 was repaid and the maturity date of the $1,350,000 balance of the debenture was extended to April 1, 2017. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available; and

●
Pursuant to the Dawson James Underwriting Agreement, in June 2016, we completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. We issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. We subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.
INTERESTS OF EXPERTS
Our auditor is MNP LLP (“MNP”), Chartered Professional Accountants, 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4. MNP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
Our previous auditor is Deloitte LLP (“Deloitte”), Chartered Professional Accountants, 22 Adelaide Street West, Suite 200, Toronto, ON M5H 0A9. Until July 27, 2016, Deloitte was independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
ADDITIONAL INFORMATION
Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com. Additional information relating to directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in the latest management information circular of the Company filed on SEDAR at www.sedar.com.
Additional financial information is provided in the consolidated financial statements and the accompanying Management Discussion and Analysis for our fiscal year ended November 30, 2016. Copies of such documents are filed on SEDAR at www.sedar.com and may be obtained upon request from our Chief Financial Officer at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

SCHEDULE A
INTELLIPHARMACEUTICS INTERNATIONAL INC.
AUDIT COMMITTEE CHARTER
I.
Mandate and Purpose of the Committee
The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Intellipharmaceutics International Inc. (the “Company”) is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:
(a)
the integrity of the Company’s financial statements;
(b)
the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;
(c)
the qualifications, independence and performance of the Company’s auditor;
(d)
internal controls and disclosure controls;
(e)
the performance of the Company’s internal audit function; and
(f)
performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.
II.
Authority
The Committee has the authority to:
(a)
engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and
(b)
communicate directly with the Company’s auditor.
The Committee has the authority to delegate to individual members or subcommittees of the Committee.
III.
Composition and Expertise
The Committee shall be composed of a minimum of three members, each whom is a director of the Company. Each Committee member must be “independent” and “financially literate” as such terms are defined in applicable securities legislation.
Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders. Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.
The Committee shall appoint one of its members to act as Chair of the Committee. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV.
Meetings
Any member of the Committee or the auditor may call a meeting of the Committee. The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties. The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and senior management.
Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 72 hours (excluding holidays) prior to the time fixed for such meeting. The Company’s auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the Company’s auditor shall attend every meeting of the Committee held during the term of office of the Company’s auditor.
A majority of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting.
The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.
The Committee shall meet without management present whenever the Committee deems it appropriate.
The Committee shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.
V.
Committee and Charter Review
The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.
The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by securities regulators, the Toronto Stock Exchange or any other stock exchange or market on which the Corporation’s shares are listed or posted for trading, and shall recommend changes to the Board thereon.
VI.
Reporting to the Board
The Committee shall report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.
VII.
Duties and Responsibilities
(a)
Financial Reporting
The Committee is responsible for reviewing and recommending approval to the Board of the Company’s annual and interim financial statements, MD&A and related news releases, before they are released.
The Committee is also responsible for:
(i)
being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii)
engaging the Company’s auditor to perform a review of the interim financial statements and receiving from the Company’s auditor a formal report on the auditor’s review of such interim financial statements;
(iii)
discussing with management and the Company’s auditor the quality of generally accepted accounting principles (“GAAP”), not just acceptability of GAAP;
(iv)
discussing with management any significant variances between comparative reporting periods; and
(v)
in the course of discussion with management and the Company’s auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.
(b)
Auditor
The Committee is responsible for recommending to the Board:
(i)
the auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and
(ii)
the compensation of the Company’s auditor.
The Company’s auditor reports directly to the Committee. The Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.
(c)
Relationship with the Auditor
The Committee is responsible for reviewing the proposed audit plan and proposed audit fees. The Committee is also responsible for:
(i)
establishing effective communication processes with management and the Company’s auditor so that it can objectively monitor the quality and effectiveness of the auditor’s relationship with management and the Committee;
(ii)
receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor’s final report;
(iii)
reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and
(iv)
meeting in camera with the auditor whenever the Committee deems it appropriate.

(d)
Accounting Policies
The Committee is responsible for:
(i)
reviewing the Company’s accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements;
(ii)
discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;
(iii)
reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;
(iv)
discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and
(v)
discussing with management and the auditor the clarity and completeness of the Company’s financial disclosures.
(e)
Risk and Uncertainty
The Committee is responsible for reviewing, as part of its approval of the financial statements:
(i)
uncertainty notes and disclosures; and
(ii)
MD&A disclosures.
The Committee, in consultation with management, will identify the principal business risks and decide on the Company’s “appetite” for risk. The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board. The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.
The Committee is responsible for requesting the auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed or controlled.
(f)
Controls and Control Deviations
The Committee is responsible for reviewing:
(i)
the plan and scope of the annual audit with respect to planned reliance and testing of controls; and
(ii)
major points contained in the auditor’s management letter resulting from control evaluation and testing.
The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g)
Compliance with Laws and Regulations
The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company’s compliance with financial related laws and regulations, such as:
(i)
tax and financial reporting laws and regulations;
(ii)
legal withholdings requirements;
(iii)
environmental protection laws; and
(iv)
other matters for which directors face liability exposure.
VIII.
Non-Audit Services
All non-audit services to be provided to the Company or its subsidiary entities by the Company’s auditor must be pre-approved by the Committee.
IX.
Submission Systems and Treatment of Complaints
The Committee is responsible for establishing procedures for:
(a)
the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(b)
the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
X.
Hiring Policies
The Committee is responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

A-5